SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           __________________________

                                   FORM 11-K


(MARK ONE)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1994

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________________ to ____________________

Commission file number 0-8493

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      STEWART & STEVENSON 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                        STEWART & STEVENSON SERVICES, INC.
                               2707 North Loop West
                               Houston, Texas  77008

                               FINANCIAL STATEMENTS

In accordance with Item 4 of the Required Information for Form 11-K, the following statements of financial condition for the Stewart & Stevenson 401(k) Savings Plan have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

                 INDEX TO THE FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Public Accountants

Item 1.  Statement of Net Assets Available for Benefits as of December 31, 1994

Item 2. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1994

Notes to Financial Statements as of December 31, 1994

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1994

Schedule II - Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1994

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
Stewart & Stevenson 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Stewart & Stevenson 401(k) Savings Plan as of December 31, 1994, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Stewart & Stevenson 401(k) Savings Plan as of December 31, 1994, and the changes in its net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen, LLP
Houston, Texas
June 12, 1995

                      STEWART & STEVENSON 401(k) SAVINGS PLAN
                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                DECEMBER 31, 1994

ASSETS:
  Investments, at fair value-
    Common stock of Stewart & Stevenson Services, Inc.         $  326,391
    Mutual funds                                                2,187,852
    Money market                                                  232,640
    Participant loans                                              29,048
                                                               __________
                                                                2,775,931

    Receivables-
    Employer contributions                                         10,200
    Participant contributions                                      56,456
                                                               __________
                                                                   66,656
                                                               __________
                                  Total assets                  2,842,587

LIABILITIES:
  Excess contributions refundable                                 264,914
                                                               __________
NET ASSETS AVAILABLE FOR BENEFITS                              $2,577,673
                                                               ==========

The accompanying notes are an integral part of these financial statements.

                    STEWART & STEVENSON 401(k) SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                       FOR THE YEAR ENDED DECEMBER 31, 1994

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income-
  Dividends                                                     $ 50,679
  Interest                                                        22,110
                                                              __________
                                                                  72,789
Contributions-
  Employer                                                       430,702
  Participant                                                  2,335,457
  Participant rollovers                                          160,357
                                                              __________
                               Total contributions             2,926,516
                                                              __________
                               Total additions                 2,999,305
                                                              __________

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Distributions to participants                                  293,827
  Withdrawals                                                      3,551
  Realized loss on sale of investments, net                        4,034
  Unrealized depreciation in fair value of investments, net      120,220
                                                              __________
                               Total deductions                  421,632
                                                              __________
NET INCREASE                                                   2,577,673

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                 -
                                                              __________
  End of year                                                 $2,577,673
                                                              ==========

The accompanying notes are an integral part of these financial statements.


                    STEWART & STEVENSON 401(k) SAVINGS PLAN
                       NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE PLAN:

General

The Stewart & Stevenson 401(k) Savings Plan (the Plan), adopted effective January 1, 1994, is a trusteed, defined contribution plan established for the benefit of all eligible employees of Stewart & Stevenson Services, Inc., and its subsidiaries, C. Jim Stewart & Stevenson, Inc., Stewart & Stevenson Power, Inc., Stewart & Stevenson Operations, Inc., Stewart & Stevenson Transportation, Inc., Stewart & Stevenson International, Inc., Stewart & Stevenson Technical Services, Inc., and Pow-R-Quik Limited. These entities are collectively referred to as "the Company."

Effective September 1, 1994, and November 19, 1994, respectively, the Plan has been amended to include all eligible employees of Creole International, Inc., and Power Application & Mfg. Co.

The following description of the Plan provides a summary of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Plan Administration

The Plan is administered by a committee (the Administrative Committee) which is appointed by the board of directors of Stewart & Stevenson Services, Inc. This committee is empowered to act on all matters affecting the Plan including, among other things, interpreting the Plan's provisions, determining the eligibility of employees to become participants in the Plan, selecting the funds to be made available in the Plan and determining any person's right to a benefit under the Plan. Committee members do not receive compensation for services rendered to the Plan.

Custodial safekeeping of Plan assets is performed by Merrill Lynch Trust Company (the Trustee). Individual participant record keeping is performed under Merrill Lynch, Pierce, Fenner & Smith Incorporated (the Recordkeeper). Among other duties, the Trustee is to receive contributions, collect the income from the Plan's assets and make disbursements from the Plan's assets as directed by the administrative committee. The Recordkeeper's duties include processing and maintaining participant data, participant statements, and contributions and distributions for purposes of record keeping.

Participation

Employee participation in the Plan is voluntary. All employees who are at least 21 years of age are eligible to participate in the Plan after completion of one year of service during which 1,000 or more hours are worked. There are 943 active participants in the Plan at December 31, 1994.

Investments

The following details the investment options available to each Plan participant:

     Fund 1     Merrill Lynch Global Allocation Fund, Inc., Class A
     Fund 2     Merrill Lynch Corporate Bond Fund, Inc., Intermediate Term,
                Class A
     Fund 3     Merrill Lynch Retirement Preservation Trust
     Fund 4     AIM Value Fund
     Fund 5     American Balanced Fund
     Fund 6     Stewart & Stevenson Services, Inc., Common Stock

The Plan's investments are recorded at cost when purchased but are adjusted to market value based upon published data, by the Trustee, for financial reporting purposes. The net change in the difference between market value and revalued cost of the investments on hand at December 31, 1994, is included as unrealized depreciation of investments in the statement of changes in net assets available for plan benefits. Realized gains or losses on the disposition of Plan investments and withdrawals of investments are based on the value of the assets as of the beginning of the year or the time of purchase during the year, if later.

Contributions

Participants may elect to contribute 1 percent to 15 percent of their wages as reported to the Internal Revenue Service, subject to certain limitations, as defined, in any or all six funds. Contributions from employees are recorded in the period in which the Company makes payroll deductions from Plan participants. The matching employer contribution is 25 percent of the first 6 percent of the participant's contribution. Matching contributions from the Company are recorded in the same period as the corresponding employee contributions. Participant and employer contributions are remitted by the employer to the Trustee every two weeks and are credited directly to the participants' employee accounts by the Recordkeeper. Participants may also make rollover contributions to the Plan representing distributions from other qualified defined benefit or contribution plans. Participants can change the allocation of their contributions in these six funds or they can discontinue, increase or decrease their contribution rate within the 1 percent to 15 percent range as permitted by the Plan. All changes are performed over an automated benefits system.

Participants' Benefits

Participants are fully vested in their participant contributions, rollovers and earnings thereon at all times. Participants shall have a 100 percent vested interest in their employer contributions upon attaining age 65, the normal retirement age according to the Plan. Those participants who terminate prior to normal retirement age are entitled to a benefit pursuant to the value of their vested interests in their accounts as follows:


                                                    Vested
             Years of Vesting Service              Interest
             ________________________              ________

             Less than 3                               0%
                       3                              20
                       4                              40
                       5                              60
                       6                              80
                       7 or more                     100
Forfeited employer contributions are applied as a reduction of future employer matching contributions but will be restored to the participants who previously forfeited the contribution upon reemployment within five years of termination.

The Company anticipates and believes that the Plan will continue without interruption but reserves the right to terminate the Plan. In the event of termination, the assets of the Plan, less expenses of liquidation, will be allocated to the participants in accordance with the terms of the Plan.

Withdrawals and Loans

Participant benefits are payable to participants or to a designated beneficiary in the event of their retirement, death or termination of employment. In limited circumstances, account withdrawals may be made for financial hardship in accordance with the Plan.

Benefit payments to withdrawing employees are made in lump-sum payments. As of December 31, 1994, the amount payable to persons who have withdrawn from the Plan was $43,420.

A participant may borrow from his account up to a maximum equal to the lesser of $50,000 or 50 percent of his vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. The minimum loan is $1,000 and will bear interest at a rate of prime plus 1 percent. Outstanding loans currently bear interest rates from 8-
3/4 percent to 9-1/2 percent. The loans shall not exceed five years, except for loans for the purpose of acquiring a principal residence. The loans are secured by the balance in the participant's account. Principal and interest are paid ratably through monthly payroll deductions.

Recognition of Income and Expenses

Interest income is reported daily on an accrual basis. Plan income or loss is allocated to the participants daily in the ratio that each participant's account balance bears to all account balances. Although not required by the Plan, all administrative expenses relating to the Plan have been paid by the Company.

Excess Contributions Refundable

At December 31, 1994, the Plan did not comply with the requirements of the actual deferral percentage and actual contribution percentage test. These tests ensure that total annual contributions made by highly compensated employees and their respective matching employer contribution are in proportion to the same annual contributions of nonhighly compensated employees. This determination resulted in a refund of approximately $265,000 of contributions, which was made subsequent to the Plan's year-end, to certain highly compensated participants.

2.     FEDERAL INCOME TAXES:
The Plan obtained its latest determination letter on September 3, 1994, in which the Internal Revenue Service stated that the Plan, as originally established, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

3.     ALLOCATION TO INVESTMENT PROGRAMS:

The following statements reflect the allocation of net assets available for benefits and changes in net assets available for benefits to the separate investment funds as of and for the year ended December 31, 1994:

                                Statement of Net Assets Available for Benefits by Investment Program
                                                         December 31, 1994
                                                                                                Part.   Unalloc.
                                    Fund 1    Fund 2    Fund 3    Fund 4    Fund 5    Fund 6    Loans      Cash       Total
                                   ________  ________  ________  ________  ________  ________  _______  __________  __________
Assets-
  Investments, at fair value-
    Common stock                   $   -     $   -     $   -     $   -     $   -     $326,391  $  -     $    -      $  326,391
    Mutual Funds                    771,631   180,578      -         -         -         -        -          -         952,209
    Money Market                       -         -      232,640      -         -         -        -          -         232,640
    Other Investments                  -         -         -      944,940   290,703      -        -          -       1,235,643
    Participant Loans                  -         -         -         -         -         -      29,048       -          29,048
                                   ________  ________  ________  ________  ________  ________  _______  __________  __________
                                    771,631   180,578   232,640   944,940   290,703   326,391   29,048       -       2,775,931
Receivables-
  Employer contributions              2,840       650     1,198     3,175     1,170     1,167     -          -          10,200
  Participant contributions          15,819     3,304     6,634    17,837     6,126     6,736     -          -          56,456
                                   ________  ________  ________  ________  ________  ________  _______  __________  __________
                                     18,659     3,954     7,832    21,012     7,296     7,903     -          -          66,656
                                   ________  ________  ________  ________  ________  ________  _______  __________  __________
    Total assets                    790,290   184,532   240,472   965,952   297,999   334,294   29,048       -       2,842,587

Liabilities-
  Excess contributions
    refundable                         -         -         -         -         -         -        -       264,914      264,914
                                   ________  ________  ________  ________  ________  ________  _______  __________  __________
Net assets available for benefits  $790,290  $184,532  $240,472  $965,952  $297,999  $334,294  $29,048  $(264,914)  $2,577,673
                                   ========  ========  ========  ========  ========  ========  =======  ==========  ==========

                             Statement of Changes in Net Assets Available for Benefits Investment Program
                                                 For the Year Ended December 31, 1994

                                                                                                Part.   Unalloc.
                                    Fund 1    Fund 2    Fund 3    Fund 4    Fund 5    Fund 6    Loans      Cash       Total
                                   ________  ________  ________  ________  ________  ________  _______  __________  __________
Additions to net assets
attributed to-
Investment income-

    Dividends                      $ 37,936  $  6,846  $  5,024  $   -     $   -     $    873  $  -     $    -      $   50,679
    Interest                            508        11      -       14,487     7,088        16     -          -          22,110
                                   --------   -------   -------   -------   -------   --------  ------   ---------  ----------
       Total investment income       38,444     6,857     5,024    14,487     7,088       889     -          -          72,789

Contributions
  Employer                          128,106    32,189    32,923   141,696    44,997    50,791     -          -         430,702
  Participant                       688,997   172,214   180,931   769,898   237,244   286,173     -          -       2,335,457
  Participant  rollovers             29,833     5,837    24,413    60,174    27,206    12,894     -          -         160,357
                                   ________  ________  ________  ________  ________  ________  _______  __________  __________
      Total contributions           846,936   210,240   238,267   971,768   309,447   349,858     -          -       2,926,516
                                   --------  --------  --------  --------- --------  --------- -------  ----------  ----------
      Total additions               885,380   217,097   243,291   986,255   316,535   350,747     -          -       2,999,305
                                   --------  --------  --------  ---------  -------  --------- -------   ---------  ----------
Deductions from net assets
attributed to-
  Distributions to participants       6,824     4,422    10,833     3,160     1,609     2,065     -       264,914      293,827
  Withdrawals                          -        1,086       101       944        79     1,341     -          -           3,551
  Realized (gain) loss on sale
  of investments                      1,215     1,167      -         (13)       130     1,535     -          -           4,034
  Unrealized depreciation in
  fair value of investments          58,780     6,492      -        8,401     3,536    43,011     -          -         120,220
  Loan activity, net                  7,796     1,707     2,415    10,988     3,780     2,362  (29,048)      -            -
  Interfund transfers, net           20,475    17,691   (10,530)   (3,177)    9,402   (33,861)    -          -            -
                                   ________  ________  ________  ________  ________  ________  _______  __________  __________
      Total deductions               95,090    32,565     2,819    20,303    18,536    16,453  (29,048)   264,914     421,632
                                   --------  --------  --------  --------  --------  --------  -------  ----------  ----------
Net increase (decrease)             790,290   184,532   240,472   965,952   297,999   334,294   29,048   (264,914)   2,577,673

Net assets available for benefits-
  Beginning of year                    -         -         -         -         -         -        -          -            -
                                   ________  ________  ________  ________  ________  ________  _______  __________  __________
    End of year                    $790,290  $184,532  $240,472  $965,952  $297,999  $334,294  $29,048  $(264,914)  $2,577,673
                                   ========  ========  ========  ========  ========  ========  =======   =========  ==========

SCHEDULE I

                                              STEWART & STEVENSON 401(k) SAVINGS PLAN
                                   ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                          DECEMBER 31, 1994

                                                                               Number of
                                                                               Shares or
                                                                               Principal                    Current
          Identity of Issue                          Description                 Amount        Cost          Value
- --------------------------------------     -------------------------------     ---------    ----------    ----------
Stewart & Stevenson Services, Inc.<F1>     Common stock                            9,460    $  369,402    $  326,391

Merrill Lynch Trust Company<F1>            Merrill Lynch Global Allocation
                                           Fund, Inc., Class A                    63,093       830,411       711,631

Merrill Lynch Trust Company<F1>            Merrill Lynch Corporate Bond
                                           Fund, Inc., Intermediate Term,
                                           Class A                                16,876       187,070       180,578

AIM Family of Funds                        AIM Value Fund                         44,699       953,341       944,940

American Funds Group                       American Balanced Fund                 24,225       294,239       290,703

Merrill Lynch Trust Company<F1>            Merrill Lynch Retirement
                                           Preservation Trust                    232,640       232,640       232,640

                                           Participant loans (ranging from
                                           8-3/4% to 9-1/2%)<F1>                  29,048        29,048        29,048
                                                                                            ----------    ----------
                   Total assets held for investment purposes                                $2,896,151    $2,775,931
                                                                                            ==========    ==========

<F1> Identified party in interest.

   The foregoing notes to the financial statements are an integral part of this schedule.

SCHEDULE II

                                               STEWART & STEVENSON 401(k) SAVINGS PLAN
                                          ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                FOR THE YEAR ENDED DECEMBER 31, 1994
                                                                                                                Current
                                                                                                               Value of
                                                            Number                                             Asset on
    Identity of                                               of       Purchase      Selling       Cost of      Trans.        Gain
  Party Involved                 Description                Trans.     Price<F2>     Price<F2>      Asset        Date        (Loss)
- -------------------     -------------------------------     ------     ---------     ---------     -------     --------     -------
Stewart & Stevenson
Services, Inc.<F1>      Common stock                          111       $381,242       $  -        $  -         $  -        $  -

Stewart & Stevenson
Services, Inc.<F1>      Common stock                           20           -           10,304      11,839       10,304      (1,535)

Merrill Lynch           Merrill Lynch Global
Trust Company<F1>       Allocation Fund, Inc., Class A        106        875,570          -           -            -           -

Merrill Lynch           Merrill Lynch Global
Trust Company<F1>       Allocation Fund, Inc., Class A         36           -           43,944      45,159       43,944      (1,215)

Merrill Lynch           Merrill Lynch Corporate Bond
Trust Company<F1>       Fund, Inc., Intermediate Term,
                        Class A                               101        215,063          -           -            -           -

Merrill Lynch           Merrill Lynch Corporate Bond
Trust Company<F1>       Fund, Inc., Intermediate Term,
                        Class A                                32           -           26,847      28,014       26,847      (1,167)

Merrill Lynch           Merrill Lynch Retirement
Trust Company<F1>       Preservation Trust                    119        256,312          -           -            -           -

Merrill Lynch           Merrill Lynch Retirement
Trust Company<F1>       Preservation Trust                     24           -           23,671      23,671       23,671        -

AIM Family of Funds     AIM Value Fund                        111        986,572          -           -            -           -

AIM Family of Funds     AIM Value Fund                         36           -           33,244      33,231       33,244          13

American Funds Group    American Balanced Fund                100        313,254          -           -            -           -

American Funds Group    American Balanced Fund                 30           -           18,885      19,015       18,885        (130)

<F1> Identified party in interest.
<F2> Amounts are net of purchase/selling expenses.

NOTE: This schedule presents all reportable transactions of the Plan for the year ended December 31, 1994.

The foregoing notes to the financial statements are an integral part of this schedule.
                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Stewart & Stevenson 401(k) Savings Plan Administrative Committee which administers the Stewart & Stevenson 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized in the City of Houston and the State of Texas, on the 29th day of June, 1995.

Stewart & Stevenson 401(k) Savings Plan
Administrative Committee


                                                  /s/ Robert L. Hargrave
_________________________                         _________________________
Bob H. O'Neal                                     Robert L. Hargrave
Member                                            Member

/s/ Donald E. Stevenson                           /s/ Jack T. Currie
_________________________                         _________________________
Donald E. Stevenson                               Jack T. Currie
Member                                            Member

/s/ Bobby W. Brown                                /s/ David R. Stewart
_________________________                         _________________________
Bobby W. Brown                                    David R. Stewart
Member                                            Member